

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Steven DeMartino
President, CFO, Treasurer & Secretary
Transact Technologies, Inc
One Hamden Center
2319 Whitney Ave
Suite 3B
Hamden, CT 06518

> **Re: Transact Technologies Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 28, 2023**
> **File No. 000-21121**

Dear Steven DeMartino:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology